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                                                                   Exhibit 99.82

News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business Editors:
           TRANSITION THERAPEUTICS ACQUIRES EXCLUSIVE LICENSE TO GLP-1 FOR TYPE I DIABETES PATENT PORTFOLIO

TORONTO, MARCH 14 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition")
(TSX: TTH), announced the signing of an exclusive license agreement to a patent portfolio ("Patent Portfolio") for the use of Glucagon-Like Peptide-1 ("GLP-1") analogues in the treatment of Type I diabetes. The Patent Portfolio includes two issued US patents (US# 6,989,148 & US# 6,899,883). The claims in these issued US patents cover the use of GLP-1 analogues alone or in combination with insulins for the treatment of Type I diabetes.

The addition of this patent portfolio strengthens the overall intellectual property protection of Transition's GLP1-I.N.T.(TM) regenerative product. The license also provides Transition with exclusivity to key claims necessary for GLP-1 analogue therapy to extend to Type I diabetes in the United States.

According to Dr. Joseph Gilbert, Vice-President Research, London Health Sciences Centre, Director of London Health Sciences Centre Research Inc. and Chief Administrative Officer at the Lawson Health Research Institute, "we are pleased to be able to license our GLP-1 intellectual property to a company such as Transition Therapeutics Inc." Dr. Gilbert further added, "the existence of emerging Canadian biotechnology companies like Transition play an important function in the movement of early stage discoveries out of the laboratory for the benefit of patients."

Transition signed this exclusive license agreement ("Agreement") to the Patent Portfolio with London Health Sciences Centre Research Inc. ("LHSCRI"). Under the terms of the Agreement, Transition will issue to LHSCRI a number of Transition common shares having a value of $286,000 at a price equal to the weighted average trading price of Transition shares from March 15 - March 21, 2006. In addition, LHSCRI is entitled to receive milestone payments and royalties on amounts actually received by Transition from the net sales of products covered by issued Patent Portfolio claims or the sublicense of the Patent Portfolio.

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, AZD-103 for the treatment of Alzheimer's disease, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition is currently enrolling patients for a Phase II clinical trial for MS-I.E.T. in patients with multiple sclerosis, and exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in type I and type II

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diabetes patients, and a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

ABOUT LONDON HEALTH SCIENCES CENTRE RESEARCH INC. AND LAWSON HEALTH RESEARCH INSTITUTE

London Health Sciences Centre Research Inc. (LHSCRI) is a not-for-profit company that has been established by the London Health Sciences Centre (LHSC) in London Ontario Canada. The Lawson Health Research Institute (Lawson) is a joint venture of LHSCRI and Lawson Research Institute, and is the research arm of LHSC and St. Joseph's Health Care London. Lawson is recognized worldwide for its research and clinical work spanning the full continuum of human life. Its unique approach to research guarantees that medical advances are applied directly to patient care.

Dr. John Dupre, Lawson scientist and inventor of the GLP-1 intellectual property licensed to Transition, is recognized worldwide as a pioneer in the clinical investigation of new treatments for patients with Type I diabetes. Dr. Dupre was part of the group that organized and executed the first-ever multi-centre international trial of intensive insulin therapy, the first-ever secondary prevention trial, CANENDIT and the first-ever primary prevention trial, TRIGR, that recruited newborns at risk of Type 1 diabetes across Canada, the United States, Europe, and in Australia.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

%SEDAR: 00015806E

          /For further information: on Transition, visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone: (416) 260-7770, x.223, tcruz(at)transitiontherapeutics.com; Mr. Elie Farah, CFO and VP, Corporate Development, Transition Therapeutics Inc., Phone (416) 260-7770, x.203, efarah(at)transitiontherapeutics.com; For further information on London Health Sciences Centre Research Inc. and Lawson Health Research Institute, contact:
Julia Capaldi, Communication Consultant, Lawson Health Research Institute,
(519) 646-6100 ext 61098, julia.capaldi(at)sjhc.london.on.ca/
         (TTH.)
Co: Transition Therapeutics Inc.
CNW: 06:30e 14-MAR-06